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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

            HOLLINGER'S BOARD OF DIRECTORS RECOMMENDS ACCEPTANCE OF
             THE OFFERS BY PRESS HOLDINGS INTERNATIONAL LIMITED IN
                          RESPECT OF THE COMMON SHARES
                      AND THE SERIES III PREFERENCE SHARES

      MAKES NO RECOMMENDATION IN RESPECT OF THE SERIES II PREFERENCE SHARES

     Toronto, Canada, February 6, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) announced today that its Board of Directors has recommended that the offers by Press Holdings International Limited ("PHIL") announced on January 18, 2004 (the "Offers") for all of the retractable common shares (the "Common Shares") and Retractable Non-Voting Preference Shares Series III (the "Series III Preference Shares") be accepted by the holders of such shares. The Board of Directors is making no recommendation to the holders of the Exchangeable Non-Voting Preference Shares Series II (the "Series II Preference Shares") as to whether to accept or reject the Offers by PHIL to purchase all of such shares.

     The consideration under the Offers is payable in cash on the basis of $8.44 per Common Share, $9.53 per Series II Preference Share and $10.175 per Series III Preference Share. The Offers expire at 8:00 a.m. (Eastern Standard Time) on March 3, 2004 unless extended or withdrawn.

     Hollinger's Directors' Circular, which will contain these recommendations and the detailed reasons for these recommendations, will be mailed to all shareholders on or about February 10, 2004. The Directors' Circular will also be available on SEDAR (www.sedar.com) and on Hollinger's website
(www.hollingerinc.com).

     As previously announced, the Board of Directors established a committee of independent directors (the "Independent Committee") to consider the Offers. The Independent Committee retained Westwind Partners Inc. and Blair Franklin Capital Partners Inc. as its financial advisors to provide the minority shareholders with fairness opinions in respect of the Offers. The report of the Independent Committee, and the fairness opinions of the financial advisors, were considered today at a meeting of the Board of Directors. In their opinions, a copy of which will be included in the Directors' Circular, the financial advisors each concluded that the consideration provided in the Offers is fair, from a financial point of view, to the minority holders of Common Shares and Series III Preference Shares. With respect to the Series II Preference Shares, the financial advisors explained that, as of February 5, 2004, the consideration provided in the Offers for such shares was, in their opinion, inadequate, from a financial point of view, as of that day to minority holders of such shares. They stated that their opinions were predicated to a significant extent on the recent rise in the trading price of the shares of Class A common stock of Hollinger International Inc. ("International"), for which the Series II Preference Shares are exchangeable, as well as fluctuations in the U.S./Canada currency exchange rate. The financial advisors

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cautioned that, should the trading price of the Class A common stock of
International, which closed on the trading day immediately prior to the announcement of the Offers at US$15.52 per share and on February 4, 2004 at US$17.10 per share, decline, the holders of Series II Preference Shares may realize greater value by accepting the Offer for such shares.

     Of the aggregate consideration being offered pursuant to the Offers for all of the shares of every class of Hollinger, amounting to approximately CDN$425.5 million, the aggregate amount being offered for the Series II Preference Shares is approximately CDN$36.0 million, of which approximately $11.7 million is being offered to the minority holders of such shares.

     Hollinger's principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International Inc. Hollinger International Inc. is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information, please call:

Peter G. White
Co-Chief Operating Officer
Hollinger Inc.
Tel: 416-363-8721

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